FILED VIA EDGAR
                                                              ---------------

November 14, 2008


U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


     Re:  Piedmont Investment Trust
          File No. 811-21689


     Attached for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, please find a copy of the Investment Company Protection Bond (the "Bond") for The Piedmont Investment Trust ("Registrant") under Exhibit 99-1.

     Also attached is a copy of the resolutions which were adopted by the Board of Trustees of Registrant, including a majority of the Trustees who are not "interested persons" (as defined by the 1940 Act) of the Registrant approving the amount, type, form and coverage of the Bond under EXHIBIT 99-2.

     Premiums have been paid for the Bond for the policy period ending October 1, 2009.

     If you have any questions about this filing, please contact the undersigned at (513) 587-3418.


Very truly yours,


/s/ Tina H. Bloom

Tina H. Bloom
Assistant Secretary